04013534

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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PROCESSED
DEC 07 2004
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29332

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2003 (MM/DD/YY) AND ENDING September 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chevy Chase Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7501 Wisconsin Avenue
(No. and Street)

Bethesda, (City) MD (State) 20814 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Mudlaff (240) 497-7241
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

8484 Westpark Drive	McLean,	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas J. Mudlaff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chevy Chase Securities, Inc., as of September 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KELLY A. [illegible]
Notary Public, State of Maryland
My Commission Expires April 1, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHEVY CHASE SECURITIES, INC.

CONTENTS

Report of Independent Auditors

To the Board of Directors of
Chevy Chase Securities, Inc.

We have audited the accompanying statements of financial condition of Chevy Chase Securities, Inc. (a Maryland corporation and a wholly-owned subsidiary of Chevy Chase Financial Services Corporation, which is a wholly-owned subsidiary of Chevy Chase Bank, F.S.B.) (the "Corporation") as of September 30, 2004 and 2003, and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chevy Chase Securities, Inc. at September 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

McLean, Virginia
November 5, 2004

CHEVY CHASE SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION

	September 30, 2004	September 30, 2003
ASSETS		
Cash	$ 183,391	$ 217,931
Cash segregated under federal and other regulations	262,654	470,798
Investment securities	1,342,925	1,331,321
Accounts receivable	167,374	139,869
Income taxes receivable	111,325	155,546
Furniture and equipment, net	241,215	300,391
Prepaid expenses	17,669	18,442
Total assets	$ 2,326,553	$ 2,634,298
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable to Bank	$ 721	$ 50,068
Customer deposits	262,654	470,798
Accounts payable and accrued expenses	889,285	824,103
Total liabilities	1,152,660	1,344,969
Stockholder's equity:		
Common stock, $1 par value, 100,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Capital contributed in excess of par value	2,159,000	1,859,000
Retained deficit	(986,107)	(570,671)
Total stockholder's equity	1,173,893	1,289,329
Total liabilities and stockholder's equity	$ 2,326,553	$ 2,634,298

The Notes to Financial Statements are an integral part of these statements.

CHEVY CHASE SECURITIES, INC.
STATEMENTS OF OPERATIONS

	Years Ended September 30, 2004	2003
Income:		
Commissions and fees	$ 9,646,005	$ 8,523,582
Interest	16,653	20,160
Other income	1,688	-
Total income	9,664,346	8,543,742
Expenses:		
Salaries and employee benefits	7,248,155	5,934,445
Data processing	1,172,536	1,179,115
Occupancy	344,087	430,921
Depreciation and amortization	93,485	84,751
Marketing	69,241	46,746
Other	1,422,712	1,256,492
Total expenses	10,350,216	8,932,470
Loss before income taxes	(685,870)	(388,728)
Benefit for income taxes	270,434	149,629
Net Loss	$ (415,436)	$ (239,099)

The Notes to Financial Statements are an integral part of these statements.

CHEVY CHASE SECURITIES, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY

	Common Stock	Capital Contributed in Excess of Par Value	Retained Deficit	Total Stockholder's Equity
Balance, September 30, 2002	1,000	1,259,000	(331,572)	928,428
Capital contribution	-	600,000	-	600,000
Net loss	-	-	(239,099)	(239,099)
Balance, September 30, 2003	1,000	1,859,000	(570,671)	1,289,329
Capital contribution	-	300,000	-	300,000
Net loss	-	-	(415,436)	(415.436)
Balance, September 30, 2004	$ 1,000	$ 2,159,000	$ (986,107)	$ 1,173,893

The Notes to Financial Statements are an integral part of these statements.

CHEVY CHASE SECURITIES, INC.
STATEMENTS OF CASH FLOWS

	Years Ended September 30, 2004	Years Ended September 30, 2003
Cash flows from operating activities:		
Net loss	$ (415,436)	$ (239,099)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization	93,485	84,751
(Gain) loss on sales of furniture and equipment	(1,688)	638
Loss on retirement of furniture and equipment	21,612	-
Accretion of discounts	(12,880)	(16,438)
(Increase) decrease in accounts receivable and prepaid expenses	(26,732)	16,507
(Increase) decrease in income taxes receivable	44,221	(121,825)
Decrease in accounts payable to Bank	(49,347)	(190,445)
Decrease in customer deposits	(208,144)	(474,770)
Increase in accounts payable and accrued expenses	65,182	104,761
Net cash provided by (used in) operating activities	(489,727)	(835,920)
Cash flows from investing activities:		
Purchase of investment securities	(5,339,724)	(4,972,517)
Proceeds from maturities of investment securities	5,341,000	4,981,000
Purchases of furniture and equipment	(68,233)	(140,431)
Proceeds from sales of furniture and equipment	14,000	15,000
Net cash used in investing activities	(52,957)	(116,948)
Cash flows from financing activities:		
Capital contributions from parent	300,000	600,000
Net cash provided by financing activities	300,000	600,000
Net increase (decrease) in cash	(242,684)	(352,868)
Cash at beginning of year	688,729	1,041,597
Cash at end of year	$ 446,045	$ 688,729
Supplemental disclosure of cash flow information:		
Cash received during the year for income taxes	$ 341,663	$ 21,836

The Notes to Financial Statements are an integral part of these statements.

CHEVY CHASE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2004 and 2003

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

Chevy Chase Securities, Inc. (the "Corporation") is a licensed broker-dealer in the business of selling securities on a retail basis to the general public, including customers and depositors of Chevy Chase Bank, F.S.B. (the "Bank"). The Corporation's principal market is the Washington, DC metropolitan area. A summary of significant accounting policies of the Corporation is as follows:

Affiliation of Corporations:

The Corporation is a wholly-owned subsidiary of Chevy Chase Financial Services Corporation ("CCFS"), which is a wholly-owned subsidiary of the Bank, a federally chartered stock savings bank and a subsidiary of B. F. Saul Real Estate Investment Trust (the "Trust"). The Bank is in compliance with its regulatory capital requirements.

Use of Estimates:

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the statements of financial condition and statements of operations for the reporting period. Actual results could differ from these estimates.

Cash:

Cash includes cash and cash segregated under federal and other regulations for purposes of reporting cash flows. Cash segregated under federal and other regulations represents funds deposited by customers and funds accruing to customers as a result of trades or contracts.

Investment Securities:

All investment securities at September 30, 2004 and 2003 are classified as "trading." Securities classified as "trading" are reported at fair value, with unrealized gains and losses included in earnings. Premiums and discounts are amortized or accreted using the level yield method. Realized gains and losses are determined using the specific identification method.

Furniture and Equipment:

Furniture and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method at rates calculated to allocate the cost of the applicable assets over their estimated useful lives. Leasehold improvements are amortized over the shorter of the term of the respective lease (including renewal options that are expected to be exercised) or 20 years.

Income Taxes:

The Bank and its subsidiaries, the Trust (owner of 80% of the common stock of the Bank) and the other companies in the Trust's affiliated group are parties to a tax sharing agreement. As a subsidiary of the Bank, the Corporation is a party to the tax sharing agreement. Under the agreement, the Bank and its subsidiaries compensate the Trust for federal taxes due and an expense is accrued; or the Trust compensates the Bank and its subsidiaries for federal taxes recoverable and a benefit is accrued, subject to certain limitations.

The Corporation utilizes an asset and liability approach in its accounting for income taxes, which results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between financial statement and tax basis carrying amounts. Deferred income taxes are recorded using currently enacted tax laws and rates. The Corporation establishes a valuation allowance against gross deferred tax assets to the extent the Corporation cannot determine that it is more likely than not that such assets will be realized through taxes

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued):

Income Taxes (Continued):

available in carryback years, future reversals of existing taxable temporary differences or projected future taxable income. No valuation allowance was recorded to reduce the carrying value of the assets at September 30, 2004 and 2003. The net deferred assets at September 30, 2004 and 2003 were $111,325 and $129,609, respectively, and primarily relate to temporary differences in compensation expense, depreciation expense, and state net operating loss carryforward.

The Corporation had permanent differences, representing certain expenses which are not deductible for income tax purposes. State income taxes are provided on a separate company basis; benefits are not accrued unless recognizable on a separate company basis.

At September 30, 2004, the Corporation's state net operating loss carryforwards were approximately $1,666,000. The net operating loss carryforwards will expire in the years 2021 through 2024.

Fair Value of Financial Instruments:

Fair value of investment securities is based on quoted market prices. At September 30, 2004, the Corporation had one investment security, a short-term U.S. Government Treasury Bill with a maturity of 90 days, with a carrying amount and fair value of $1,342,925. At September 30, 2003, the Corporation had one investment security with a carrying amount and fair value of $1,331,321.

The Corporation's other financial instruments consist of cash, short-term receivables and payables for which their carrying amounts approximate fair value.

NOTE 2 - FURNITURE AND EQUIPMENT:

Furniture and equipment is comprised of the following:

	Estimated useful lives	September 30, 2004	September 30, 2003
Furniture and fixtures	5 – 15 years	$ 449,679	$ 426,610
Automobiles	3 – 5 years	82,800	113,703
Less: Accumulated depreciation and amortization		(291,264)	(239,922)
Total		$ 241,215	$ 300,391

Total depreciation and amortization expense was $93,485 and $84,751 for the years ended September 30, 2004 and 2003, respectively.

NOTE 3 - RETIREMENT PLAN:

The Corporation participates in a defined contribution profit sharing retirement plan (the "Plan") which covers those full-time employees who meet the requirements as specified in the Plan. Only corporate contributions are made to the Plan and the Plan can be modified or discontinued at any time. Corporate contributions, at the discretionary amount of up to six percent of the employee's cash compensation, subject to certain limits, were $240,544 and $225,762 for the years ended September 30, 2004 and 2003, respectively. There are no past service costs associated with the Plan and the Corporation has no liability under the Plan other than its current contributions. The Plan owns 4% of the Bank's common stock.

NOTE 4 - TRANSACTIONS WITH RELATED PARTIES:

The Corporation had cash balances of $426,045 and $668,729 as of September 30, 2004 and 2003, respectively, held in various deposit accounts with the Bank. Interest earned on these accounts was $3,288 and $3,382 for the years ended September 30, 2004 and 2003, respectively.

Certain officers and directors of the Corporation and/or the Bank are also officers and/or directors of B. F. Saul Company, an affiliate of the Trust, and/or its subsidiaries.

Accounts receivable from and a payable to the Bank consists of certain fees owed to the Corporation from the Bank, net of certain expenses paid by the Bank on behalf of the Corporation.

The Bank provides certain administrative and support services to the Corporation and charges the Corporation for these services. During the years ended September 30, 2004 and 2003, the fees for these services charged to the Corporation totaled $2,167,851 and $2,196,653, respectively. The Bank has provided and will continue to provide financial support to the Corporation so that it can meet its financial obligations as they come due.

NOTE 5 - NET CAPITAL REQUIREMENTS:

The Corporation is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. Rule 15c3-1 requires that aggregate indebtedness, as defined, shall not exceed fifteen times net capital, as defined.

At September 30, 2004, the Corporation's net capital of $655,147, as defined, exceeded required net capital of $250,000 by $405,147 and the ratio of aggregate indebtedness to net capital was 1.76 to 1.

The following table is the Corporation's net capital computation under Rule 15c3-1 at September 30, 2004:

Total stockholder's equity	$ 1,173,893
Less non-allowable assets:	
Furniture and equipment, net	241,215
Accounts receivable from noncustomers	259,862
Other non-allowable assets	17,669
Adjusted net capital	$ 655,147

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and differ in certain respects from the accounting prescribed by the SEC general instructions to Form X-17A-5. For example, under the SEC general instructions, certain accounts are classified differently for regulatory reporting purposes. In addition to the reclassifications, an adjustment was made to our tax expense. A reconciliation of the net capital computation to the unaudited report filed with the Securities and Exchange Commission as of September 30, 2004 is as follows:

NOTE 5 - NET CAPITAL REQUIREMENTS (Continued):

	Amount per Form X-17A-5	Reclassifications and Adjustments	Amount per Financial Statement
Assets			
Cash	$ 426,044	$ 20,001	$ 446,045
Investment securities	1,342,925	-	1,342,925
Accounts receivable	298,700	(131,326)	167,374
Furniture and equipment, net	241,215	-	241,215
Income tax receivable	-	111,325	111,325
Other assets	17,669	-	17,669
Total assets	$ 2,326,553	$ -	$ 2,326,553
Liabilities			
Customer deposits	$ 262,654	$ -	$ 262,654
Accounts payable and accrued expenses	839,770	50,236	890,006
Total liabilities	$ 2,326,553	$ 50,236	$ 1,152,660
Stockholders' equity	1,224,129	(50,236)	1,173,893
Total liabilities and stockholders' equity	$ 1,102,424	$ -	$ 2,326,553
Net Capital	$ 705,383	$ (50,236)	$ 655,147

Exhibit I

CHEVY CHASE SECURITIES, INC.
Bethesda, Maryland
September 30, 2004

Computation for Determination of Reserve
Requirement Under Exhibit A
of Rule 15c3-3

Member exempt under
15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii)

Information Relating to Possession
and Control Requirements Under
Rule 15c3-3

Member exempt under
15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii)

Board of Directors
Chevy Chase Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Chevy Chase Securities, Inc. (the "Company"), for the year ended September 30, 2004 we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute

of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

McLean, Virginia
November 5, 2004